MEMORANDUM
TO:	Tony Burak U. S. Securities and Exchange Commission
FROM:	Daniel W. Koors Senior Vice President, Chief Financial Officer & Treasurer Karen J. Buiter Assistant Vice President
CC:	Susan Rhee Assistant Vice President & Associate General Counsel
DATE:	August 20, 2009
SUBJECT:	Response to Comments to Form N-CSR for JNL Variable Fund LLC (the “Fund”) File Nos: 333-68105 and 811-09121

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received telephonically on July 28, 2009, to the Form N-CSR filed on March 10, 2009.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

Annual Report

1.         The Fund’s prospectus states that the disclosure related to the advisory contract approval process is included in the Semi-Annual Report dated June 30, 2008 for the disclosure. However, the applicable disclosure does not appear to be included in the Fund’s EDGAR filing.

The 15(c) disclosure for the Fund is located on pages 195 through 206 of the printed semi-annual report. This disclosure covers both the Fund and the JNL Series Trust.

Going forward, the Fund will include the applicable disclosure in both the printed report and EDGAR filings for the Fund and JNL Series Trust.

2.         On page 241, it is a best practice to include a statement that the examples do not reflect insurance contract expenses. Please consider adding a disclosure similar to what is disclosed in the prospectus.

A statement consistent with the Commission Staff’s recommendation will be added prospectively.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:	File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jackson.com